SECURITIES PURCHASE AGREEMENT

         This Securities Purchase Agreement (this "AGREEMENT") is dated as of June 10, 2004 among Top Image Systems Ltd., an Israeli company (the "COMPANY"), and the purchasers identified on the signature pages hereto (each, a "PURCHASER" and collectively, the "PURCHASERS").

         WHEREAS, subject to the terms and conditions set forth in this Agreement and pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "SECURITIES ACT"), the Company desires to issue and sell to each Purchaser, and each Purchaser, severally and not jointly, desires to purchase from the Company, certain securities of the Company as more fully described in this Agreement.

         NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and each of the Purchasers agree as follows:

                                   ARTICLE I
                                   DEFINITIONS

         1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, the following terms have the meanings indicated:

                  "AFFILIATE" means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act. With respect to a Purchaser, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Purchaser will be deemed to be an Affiliate of such Purchaser.

                  "BUSINESS DAY" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York or Israel are authorized or required by law to remain closed.

                  "CLOSING" means the closing of the purchase and sale of the Shares pursuant to Section 2.1.

                  "CLOSING DATE" means the date of the Closing.

                  "CLOSING PRICE" means, for any date, the price determined by the first of the following clauses that applies: (a) if the Common Stock is then listed or quoted on an Eligible Market or any other national securities exchange, the closing price per share of the Common Stock for such date (or the nearest preceding date) on the primary Eligible Market or exchange on which the Common Stock is then listed or quoted; (b) if prices for the Common Stock are then quoted on the OTC Bulletin Board, the closing bid price per share of the Common Stock for such date (or the nearest preceding date) so quoted; (c) if prices for the Common Stock are then reported in the "Pink Sheets" published by the National Quotation Bureau Incorporated (or a similar organization or agency succeeding to its functions of reporting prices), the most

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         recent closing bid price per share of the Common Stock so reported; or
         (d) in all other cases, the fair market value of a share of Common Stock as determined by an independent appraiser selected in good faith by Purchasers holding a majority of the Securities.

                  "COMMISSION" means the Securities and Exchange Commission.

                  "COMMON STOCK" means the ordinary shares of the Company, nominal value NIS 0.04 per share.

                  "COMMON STOCK EQUIVALENTS" means, collectively, Options and Convertible Securities.

                  "COMPANY ISRAELI COUNSEL" means the Ben-Zvi Koren law firm, Israeli counsel to the Company.

                  "COMPANY U.S. COUNSEL" means McDermott, Will & Emery, U.S. counsel to the Company.

                  "CONVERTIBLE SECURITIES" means any stock or securities (other than Options) convertible into or exercisable or exchangeable for Common Stock.

                  "EFFECTIVE DATE" means the date that the Registration Statement is first declared effective by the Commission.

                  "ELIGIBLE MARKET" means any of the New York Stock Exchange, the American Stock Exchange, the NASDAQ National Market or the NASDAQ SmallCap Market.

                  "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended.

                  "EXCLUDED STOCK" means the issuance of Common Stock (A) upon exercise or conversion of any options or other securities described in
         Schedule 3.1(f) that are outstanding on the date hereof, including the Warrants (provided that such exercise or conversion occurs in accordance with the terms thereof, without amendment or modification, and that the applicable exercise or conversion price or ratio is described in such schedule) or otherwise pursuant to any employee benefit plan described in Schedule 3.1(f) or hereafter adopted by the Company and approved by its shareholders; (B) in connection with any issuance of shares or grant of options to employees, officers, directors or consultants of the Company pursuant to a stock option plan or other incentive stock plan duly adopted by the Company's board of directors or in respect of the issuance of Common Stock upon exercise of any such options; (C) in connection with a joint venture or development agreement or strategic partnership or similar agreement approved by the Company's board of directors, a primary purpose of which is not to raise equity capital; (D) in connection with a transaction involving a merger or acquisition of an entity, business or assets (not principally for the purpose of obtaining cash); or (E) pursuant to a bona fide firm commitment underwritten public offering through a nationally recognized investment banker in an aggregate offering amount greater than $10,000,000.

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                  "FILING DATE" means the 30th day following the Closing Date with respect to the initial Registration Statement required to be filed hereunder, and, with respect to any additional Registration Statements that may be required pursuant to Section 6.1(f), the 15th day following the date on which the Company first knows, or reasonably should have known, that such additional Registration Statement is required under such Section.

                  "LIEN" means any lien, charge, claim, security interest, encumbrance, right of first refusal or other restriction.

                  "LOSSES" means any and all losses, claims, damages, liabilities, settlement costs and expenses, including, without limitation, costs of preparation and reasonable attorneys' fees, but excluding any consequential losses, including lost profits.

                  "OPTIONS" means any rights, warrants or options to subscribe for or purchase Common Stock or Convertible Securities.

                  "PERSON" means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or any court or other federal, state, local or other governmental authority or other entity of any kind.

                  "PER UNIT PURCHASE PRICE" means $3.16.

                  "PROCEEDING" means an action, claim, suit, investigation or proceeding (including, without limitation, an investigation or partial proceeding, such as a deposition), whether commenced or threatened.

                  "PROSPECTUS" means the prospectus included in the Registration Statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by the Registration Statement, and all other amendments and supplements to the Prospectus including post effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.

                  "PURCHASER COUNSEL" has the meaning set forth in Section
         6.2(a).

                  "REGISTRABLE SECURITIES" means any Common Stock (including Underlying Shares) issued or issuable pursuant to the Transaction Documents, together with any securities issued or issuable upon any stock split, dividend or other distribution, recapitalization or similar event with respect to the foregoing.

                  "REGISTRATION STATEMENT" means each registration statement required to be filed under Article VI, including (in each case) the Prospectus, amendments and supplements to such registration statement or Prospectus, including pre- and post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

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                  "REQUIRED EFFECTIVENESS DATE" means (i) with respect to the initial Registration Statement required to be filed hereunder, the 90th day following the Closing Date (120th day in the event of a review by the Commission), and (ii) with respect to any additional Registration Statements that may be required pursuant to Section 6.1(f), the 75th day following the date on which the Company first knows, or reasonably should have known, that such additional Registration Statement is required under such Section.

                  "RULE 144," "RULE 415," and "RULE 424" means Rule 144, Rule 415 and Rule 424, respectively, promulgated by the Commission pursuant to the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

                  "SECURITIES" means the Shares, Warrants and the Underlying Shares.

                  "SHAREHOLDER APPROVAL CONDITION" means the Company shall have obtained the Shareholder Approval on or before the date that is the 90th day following the date of this Agreement.

                  "SHARES" means an aggregate of 2,563,300 shares of Common Stock, which are being issued and sold to the Purchasers at the Closing.

                  "SUBSIDIARY" means any Person in which the Company, directly or indirectly, owns capital stock or holds an equity or similar interest, provided that, for all purposes, (i) for all periods prior to the date of consummation of the reorganization contemplated on Schedule 3.19a) (the "SUBSIDIARY REORGANIZATION"), the term Subsidiary shall not include TIS-UK and TIS-Germany and for period subsequent to the consummation of the Subsidiary Reorganization, the term Subsidiary shall not include Top Image Systems, B.V., a Netherlands company.

                  "TRADING DAY" means (a) any day on which the Common Stock is listed or quoted and traded on its primary Trading Market, or (b) if the Common Stock is not then listed or quoted and traded on any Eligible Market, then a day on which trading occurs on the OTC Bulletin Board (or any successor thereto), or (c) if trading ceases to occur on the OTC Bulletin Board (or any successor thereto), any Business Day.

                  "TRADING MARKET" means the NASDAQ SmallCap Market or any other Eligible Market, or any national securities exchange, market or trading or quotation facility on which the Common Stock is then listed or quoted.

                  "TRANSACTION DOCUMENTS" means this Agreement, the Warrants, the Escrow Agreement, the Transfer Agent Instructions and any other documents or agreements executed in connection with the transactions contemplated hereunder.

                  "TRANSFER AGENT INSTRUCTIONS" means the Irrevocable Transfer Agent Instructions, in the form of Exhibit D, executed by the Company and delivered to and acknowledged in writing by the Company's transfer agent.

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                  "UNDERLYING SHARES" means the shares of Common Stock issuable upon exercise of the Warrants.

                  "UNIT" means one Share and a Warrant to acquire 0.50 shares of Common Stock.

                  "WARRANTS" means, collectively, the Common Stock purchase warrants issued and sold under this Agreement, in the form of Exhibit A, and any warrants issued upon exercise of such warrants.

                                   ARTICLE II
                                PURCHASE AND SALE

         2.1 Closing. Subject to the terms and conditions set forth in this Agreement, at the Closing the Company shall issue and sell to each Purchaser, and each Purchaser shall, severally and not jointly, purchase from the Company, such number of Units indicated below such Purchaser's name on the signature page of this Agreement at the Per Unit Purchase Price. The Closing shall take place at the offices of Feldman Weinstein LLP, as soon as possible following satisfaction or waiver of each of the conditions set forth in Article V hereof or at such other location or time as the parties may agree.

         2.2 Signing Deliveries.

                  (a) Immediately prior to or simultaneously with the execution of this Agreement, the Company shall deliver or cause to be delivered to each Purchaser the following:

                           (i) an escrow agreement in the form of Exhibit E (the "ESCROW AGREEMENT") executed by the Company; and

                           (ii) an agreement, dated as the date of this Agreement, duly executed by Charter TiS L.L.C. and Izhak Nakar in the form of Exhibit F attached hereto.

                  (b) Immediately prior to or simultaneously with the execution of this Agreement, each Purchaser shall deliver or cause to be delivered the following:

                           (i) to the Company, the Escrow Agreement executed by such Purchaser; and

                           (ii) to the escrow agent under the Escrow Agreement (the "ESCROW AGENT"), an amount equal to the Per Unit Purchase Price multiplied by the number of Units indicated below such Purchaser's name on the signature page of this Agreement (the "PURCHASE PRICE"), in United States dollars and in immediately available funds, by wire transfer to an account designated in writing to such Purchaser by the Escrow Agent.

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         2.3 Closing Deliveries.

                  (a) At the Closing, the Company shall deliver or cause to be delivered to each Purchaser the following:

                           (i) one or more stock certificates, free and clear of all restrictive and other legends (except as expressly provided in Section 4.1(b) hereof), evidencing such number of Shares equal to the number of Units indicated below such Purchaser's name on the signature page of this Agreement, registered in the name of such Purchaser, and a certificate from a duly authorized officer of the Company or its transfer agent certifying that such Shares were registered in the share registry of the Company in the name of such Purchaser;

                           (ii) a Warrant, registered in the name of such Purchaser, pursuant to which such Purchaser shall have the right to acquire such number of Underlying Shares indicated below such Purchaser's name on the signature page of this Agreement under the heading "Warrant Shares";

                           (iii) legal opinions of Company Israeli Counsel and Company U.S. counsel, as to those matters set forth on Exhibit B, executed by such counsel and delivered to the Purchasers, in form and substance reasonably satisfactory to Purchaser Counsel;

                           (iv) duly executed Transfer Agent Instructions acknowledged by the Company's transfer agent; and

                           (v) a certificate from a duly authorized officer certifying on behalf of the Company that of the conditions set forth in
         Section 5.1 has been satisfied.


                  (b) At the Closing after receipt of the items set forth in
Section 2.3(a), each Purchaser shall cause the Escrow Agent to deliver to the Company the Purchase Price in United States dollars and in immediately available funds, by wire transfer to an account designated in writing to such Purchaser by the Company for such purpose.

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES

         3.1 Representations and Warranties of the Company. The Company hereby represents and warrants to each of the Purchasers as follows:

                  (a) Subsidiaries. The Company has no direct or indirect Subsidiaries other than those listed in Schedule 3.1(a). Except as disclosed in
Schedule 3.1(a), the Company owns, directly or indirectly, all of the capital stock or comparable equity interests of each Subsidiary free and clear of any Lien and all the issued and outstanding shares of capital stock or comparable equity interest of each Subsidiary are validly issued and are fully paid, non-assessable and free of preemptive and similar rights.

                  (b) Organization and Qualification. Each of the Company and the Subsidiaries is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization

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(as applicable), with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. Neither the Company nor any Subsidiary is in violation of any of the provisions of its respective memorandum or articles of association, certificate or articles of incorporation, bylaws or other organizational or charter documents. Each of the Company and the Subsidiaries is duly qualified to do business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, does not and could not, individually or in the aggregate, reasonably be expected to (i) have a material adverse effect the legality, validity or enforceability of any Transaction Document, (ii) have or result in a material adverse effect on the results of operations, assets, prospects, business or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole on a consolidated basis, or (iii) have a material adverse effect or impairment on the Company's ability to perform fully on a timely basis its obligations under any of the Transaction Documents (any of (i), (ii) or (iii), a "MATERIAL ADVERSE EFFECT"); provided, however, that no Material Adverse Effect shall be deemed to have occurred if such Material Adverse Effect shall have been caused solely by (i) the public announcement of the transactions contemplated by the Transaction Documents, (ii) the United States or Israeli trading markets, (iii) a change in the trading price of the Common Stock on a Trading Market, (iii) a short term increase in expenses as the result of the Company's strategic plan as announced in the press release dated March 24, 2004, or (v) any combinations of items (i), (ii), (iii) and (iv).

                  (c) Authorization; Enforcement. The Company has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by each of the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. Except for the Shareholder Approval (as defined below), and as set forth on Schedule 3.1(c), the execution and delivery of each of the Transaction Documents by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further consent or action is required by the Company, its Board of Directors or its shareholders. Each of the Transaction Documents has been (or upon delivery will be) duly executed by the Company and is, or when delivered in accordance with the terms hereof will, constitute, the valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

                  (d) No Conflicts. Except as set forth on Schedule 3.1(d), the execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (i) conflict with or violate any provision of the Company's or any Subsidiary's memorandum or articles of association, certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or Subsidiary debt or otherwise) or other understanding to which the Company or any Subsidiary is a party or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in a violation of any Israeli or U.S. law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or a Subsidiary is subject

                                       7

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(excluding federal and state securities laws and regulations and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject), or by which any property or asset of the Company or a Subsidiary is bound or affected, except, in the case of clauses (ii) and (iii), as could not reasonably be expected to have a Material Adverse Effect.

                  (e) Issuance of the Securities. Other than Israeli stamp tax and withholding tax, there is no tax, levy, impost, duty, fee, assessment or other governmental charge, or any deduction or withholding, imposed by any governmental agency or authority in or of Israel either (A) on or by virtue of the execution or delivery of the Transaction Documents to which Company is a party, (B) the issuance of the Securities pursuant hereto or (C) on any payment to be made by Company pursuant to the Transaction Documents. The Securities (including the Underlying Shares) are duly authorized and, when issued and paid for in accordance with the Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens (other than Liens arising solely by action of the Purchasers) and shall not be subject to preemptive rights or similar rights of shareholders, except for such rights shall have been waived as of the Closing. The Company shall reserve from its duly authorized share capital the maximum number of shares of Common Stock issuable upon exercise of the Warrants.

                  (f) Capitalization. The number of shares and type of all authorized, issued and outstanding share capital, options and other securities of the Company (whether or not presently convertible into or exercisable or exchangeable for shares of capital stock of the Company) is set forth in
Schedule 3.1(f). All outstanding shares of capital stock are duly authorized, validly issued, fully paid and nonassessable and have been issued in compliance with all applicable securities laws. Except as disclosed in Schedule 3.1(f), or as contemplated by the Transaction Documents, there are no outstanding options, warrants, script rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, any shares of Common Stock, or contracts, commitments, understandings or arrangements by which the Company or any Subsidiary is bound to issue additional shares of Common Stock, or securities or rights convertible or exchangeable into shares of Common Stock. Except as disclosed in Schedule 3.1(f), or as contemplated by the Transaction Documents, there are no anti-dilution or price adjustment provisions contained in any security issued by the Company (or in any agreement providing rights to security holders) or in the Company's Articles of Association and the issue and sale of the Securities (including the Underlying Shares) will not obligate the Company to issue shares of Common Stock or other securities to any Person (other than the Purchasers) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under such securities. To the knowledge of the Company, except as disclosed in Schedule 3.1(f) or in the Company's SEC Reports, no Person or group of related Persons beneficially owns (as determined pursuant to Rule 13d-3 under the Exchange Act), or has the right to acquire, by agreement with or by obligation binding upon the Company, beneficial ownership of in excess of 5% of the outstanding Common Stock.

                  (g) SEC Reports; Financial Statements. Except as set forth on
Schedule 3.1(g), the Company has filed all reports required to be filed by it under the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the

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Company was required by law to file such material) (the foregoing materials
(together with any materials filed by the Company under the Exchange Act, whether or not required) being collectively referred to herein as the "SEC REPORTS" and, together with this Agreement and the Schedules to this Agreement, the "DISCLOSURE MATERIALS") on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension. The Company has delivered to each Purchaser true, correct and complete copies of all SEC Reports filed within the 10 days preceding the date hereof. As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with Israeli generally accepted accounting principles applied on a consistent basis during the periods involved ("GAAP") (and contain a reconciliation to U.S. GAAP), except as may be otherwise specified in such financial statements or the notes thereto, and fairly present in all material respects the financial position of the Company and its consolidated subsidiaries as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments. All material agreements to which the Company or any Subsidiary are subject are included as part of or specifically identified in the SEC Reports or set forth on Schedule 3.1(g).

                  (h) Material Changes. Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in the SEC Reports or in Schedule 3.1(h), (i) there has been no event, occurrence or development that, individually or in the aggregate, has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any material liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company's financial statements pursuant to GAAP or required to be disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting or the identity of its auditors, except as disclosed in its SEC Reports, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its shareholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock, and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock-based plans.

                  (i) Absence of Litigation. There is no action, suit, claim, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries that could, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect. Schedule 3.1(i) contains a complete list and summary description of any pending or, to the knowledge of the Company threatened proceedings against or affecting the Company or any of its

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Subsidiaries, without regard to whether it could, individually or in the aggregate, have a Material Adverse Effect.

                  (j) Compliance. Except as disclosed in Schedule 3.1(j), neither the Company nor any Subsidiary (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or any Subsidiary under), nor has the Company or any Subsidiary received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any order of any court, arbitrator or governmental body, or (iii) is in violation of any Israeli or U.S. statute, rule or regulation of any governmental authority, including without limitation laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect.

                  (k) Title to Assets. Neither the Company nor any Subsidiary owns any real property. The Company and the Subsidiaries own or have the right to use all personal property that is material to the business of the Company and the Subsidiaries, in each case free and clear of all Liens, except for Liens (i) disclosed in Schedule 3.1(k), or (ii) as do not materially interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. Any real property and facilities held under lease by the Company and the Subsidiaries are held by them under valid, subsisting and enforceable leases of which the Company and the Subsidiaries are in material compliance.

                  (l) Certain Fees. Except for the fees described in Schedule 3.1(l), all of which are payable to registered broker-dealers, no brokerage or finder's fees or commissions are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person with respect to the transactions contemplated by this Agreement, and the Company has not taken any action that would cause any Purchaser to be liable for any such fees or commissions.

                  (m) Private Placement. Neither the Company nor any Person acting on the Company's behalf has sold or offered to sell or solicited any offer to buy the Securities by means of any form of general solicitation or advertising. Neither the Company nor any of its Affiliates nor any Person acting on the Company's behalf has, directly or indirectly, at any time within the past six months, made any offer or sale of any security or solicitation of any offer to buy any security under circumstances that would (i) eliminate the availability of the exemption from registration under Regulation D under the Securities Act in connection with the offer and sale of the Securities as contemplated hereby or (ii) cause the offering of the Securities pursuant to the Transaction Documents to be integrated with prior offerings by the Company for purposes of any applicable law, regulation or stockholder approval provisions, including, without limitation, under the rules and regulations of any Trading Market. The Company is not, and is not an Affiliate of, an "investment company" within the meaning of the Investment Company Act of 1940, as amended. The Company is not a United States real property holding corporation within the meaning of the Foreign Investment in Real Property Tax Act of 1980. The Company is not required to publish a prospectus in Israel under the laws of the State of Israel in connection with the offer or sale of securities pursuant to the

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Transaction Documents. The Company has not offered or sold any shares of Common
Stock to any Israeli non-accredited investors during the 12-month period immediately preceding the date hereof, other than pursuant to a prospectus approved by the Israeli Securities Authority.

                  (n) Listing and Maintenance Requirements. The Company has not, in the two years preceding the date hereof, received notice (written or oral) from any Trading Market on which the Common Stock is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is in compliance with all such listing and maintenance requirements.

                  (o) Registration Rights. Except as described in Schedule 3.1(o), the Company has not granted or agreed to grant to any Person any rights (including "piggy-back" registration rights) to have any securities of the Company registered with the Commission or any other governmental authority that have not been satisfied.

                  (p) Application of Takeover Protections. There is no control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Company's charter documents that is applicable to any of the Purchasers as a result of the Purchasers and the Company fulfilling their obligations or exercising their rights under the Transaction Documents, including, without limitation, as a result of the Company's issuance of the Securities and the Purchasers' ownership of the Securities.

                  (q) Disclosure. Except as disclosed in Schedule 3.1(q), the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Purchasers or their agents or counsel with any information that constitutes or might constitute material, nonpublic information. The Company understands and confirms that each of the Purchasers will rely on the foregoing representations in effecting transactions in securities of the Company. All disclosure provided to the Purchasers regarding the Company, its business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Company are true and correct in all material respects and do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed. The Company acknowledges and agrees that no Purchaser makes or has made (i) any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 3.2 or (ii) any statement, commitment or promise to the Company or, to its knowledge, any of its representatives which is or was an inducement to the Company to enter into this Agreement or otherwise.

                  (r) Acknowledgment Regarding Purchasers' Purchase of Securities. The Company acknowledges and agrees that each of the Purchasers is acting solely in the capacity of an arm's length purchaser with respect to this Agreement and the transactions contemplated hereby. The Company further acknowledges that no Purchaser is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and any advice given by any Purchaser or any of their respective representatives or agents in connection with this Agreement and the transactions contemplated hereby is merely incidental to the Purchasers' purchase of the Securities. The Company further represents to each Purchaser that the Company's decision to enter into this Agreement has been based solely on the independent evaluation of the transactions contemplated hereby by the Company and its representatives.

                  (s) Patents and Trademarks. To the Company's knowledge, the Company and the Subsidiaries have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, licenses and other similar rights that are necessary or material for use in connection with their respective businesses as described in the SEC Reports and which the failure to so have could reasonably be expected to have a Material Adverse Effect (collectively, the "INTELLECTUAL PROPERTY RIGHTS"). Other than as disclosed in Schedule 3.1(s), neither the Company nor any Subsidiary has received a written notice that the Intellectual Property Rights used by the Company or any Subsidiary violates or infringes upon the rights of any Person. To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.

                  (t) Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are, in the reasonably judgment of the Company, prudent and customary in the businesses in which the Company and the Subsidiaries are engaged. Neither the Company nor any Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

                  (u) Regulatory Permits. To the Company's knowledge, the Company and the Subsidiaries possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect ("MATERIAL PERMITS"), and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any Material Permit.

                  (v) Transactions With Affiliates and Employees. Except as set forth in SEC Reports filed at least ten days prior to the date hereof, or in
Schedule 3.1(v), none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or any Subsidiary (other than for services as employees, consultants, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

                  (w) Form F-3 Eligibility. Except as disclosed in Schedule 3.1(w), the Company believes that it has a good faith argument that it is eligible to register the resale of its Common Stock for resale by the Purchasers under Form F-3 promulgated under the Securities Act.

                  (x) Solvency. Based on the financial condition of the Company as of the Closing Date and after giving effect to the sale of the Securities and receipt of the proceeds therefrom (i) the fair value of the Company's assets (including goodwill and expected results of operations) exceeds the amount that will be required to be paid on or in respect of the Company's existing debts and other liabilities (including known contingent liabilities) as they mature; (ii) the Company's assets do not constitute unreasonably small capital to carry on its business for the current fiscal year as now conducted and as currently proposed to be conducted; and (iii) the current cash flow of the Company, together with the proceeds the Company would receive, were it to liquidate all of its assets, would be sufficient to pay all amounts on or in respect of its debt when such amounts are required to be paid. The Company does not intend to incur debts beyond its ability to pay such debts as they mature (taking into account the timing and amounts of cash to be payable on or in respect of its debt)

                  (y) Internal Accounting Controls. The Company and the Subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability,
(iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

                  (z) Sarbanes-Oxley Act. The Company is in compliance with applicable requirements of the Sarbanes-Oxley Act of 2002 and applicable rules and regulations promulgated by the Commission thereunder in effect as of the date of this Agreement, except where such noncompliance could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

         3.2 Representations and Warranties of the Purchasers. Each Purchaser hereby, as to itself only and for no other Purchaser, represents and warrants to the Company as follows:

                  (a) Organization; Authority. Such Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite corporate or partnership power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The purchase by such Purchaser of the Shares and the Warrants hereunder has been duly authorized by all necessary action on the part of such Purchaser. This Agreement has been duly executed and delivered by such Purchaser and constitutes the valid and binding obligation of such Purchaser, enforceable against it in accordance with its terms.

                  (b) No Conflicts. The execution, delivery and performance of the Transaction Documents by such Purchaser and the consummation by such Purchaser of the transactions contemplated hereby and thereby do not and will
(i) not conflict with or violate any provision of such Purchaser's organizational or charter documents or (ii) result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which such Purchaser is subject (excluding Israeli law, federal and state securities laws and regulations and the rules and regulations of any self-regulatory organization to which the Company or its securities are subject).

                  (c) Investment Intent. Such Purchaser is acquiring the Securities as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Securities or any part thereof, without prejudice, however, to such Purchaser's right, subject to the provisions of this Agreement, at all times to sell or otherwise dispose of all or any part of such Securities pursuant to an effective registration statement under the Securities Act or under an exemption from such registration and in compliance with applicable federal and state securities laws. Nothing contained herein shall be deemed a representation or warranty by such Purchaser to hold Securities for any period of time.

                  (d) Purchaser Status. At the time such Purchaser was offered the Shares and the Warrants, it was, and at the date hereof it is, an "accredited investor" as defined in Rule 501(a) under the Securities Act.

                  (e) Experience of such Purchaser. Such Purchaser, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Securities, and has so evaluated the merits and risks of such investment. Such Purchaser is able to bear the economic risk of an investment in the Securities and, at the present time, is able to afford a complete loss of such investment.

                  (f) Information. Such Purchaser has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to purchase the Securities. Such Purchaser understands that its acquisition of the Securities has not been registered under the Securities Act or registered or qualified under any state securities law in reliance on specific exemptions therefrom, which exemptions may depend upon, among other things, the bona fide nature of such Purchaser's investment intent as expressed herein.

                  (g) U.S. Domestic Offering. Each Purchaser not domiciled in the United Stated acknowledges that the Company has represented that no action has been or will be taken in any jurisdiction outside the United States by the Company that would permit an offering of the Securities, or possession or distribution of offering materials in connection with the issue of the Securities, in any jurisdiction outside the United States where action for that purpose is required. If such Purchaser is located or domiciled outside the United States it agrees to comply with all applicable laws and regulations in each foreign jurisdiction in which it purchases, offers, sells or delivers Shares or has in its possession or distributes any offering material, in all cases at its own expense.

                  (h) Affiliates. Except as set forth on Schedule 3.2(h), no Purchaser is an affiliate of any other Purchaser or of Charter TiS, L.L.C.

                                   ARTICLE IV
                         OTHER AGREEMENTS OF THE PARTIES

         4.1 Transfer Restrictions.

                  (a) Securities may only be disposed of, and each Purchaser agrees to only transfer Securities, pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act, and in compliance with any applicable state securities laws; provided however, that no Purchaser shall have the right to dispose of any Warrant held by it to any Person without the prior written consent of the Company (such consent not to be unreasonably withheld) other than transfers or assignments of such Warrants to (i) such Purchaser's Affiliates, (ii) a "qualified institutional buyer" as defined in Rule 144A(a)(1) of the Securities Act or (iii) in the event of a dissolution or winding down of the operations of such Purchaser, such Purchaser's equity owners. In connection with any transfer of Securities other than pursuant to an effective registration statement or to the Company or pursuant to Rule 144(k), except as otherwise set forth herein, the Company may require the transferor to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration under the Securities Act. Notwithstanding the foregoing, the Company hereby consents to and agrees to register on the books of the Company and with its transfer agent, without any such legal opinion, any transfer of Securities by a Purchaser to an Affiliate of such Purchaser, provided that the transferee certifies to the Company that it is an "accredited investor" as defined in Rule 501(a) under the Securities Act. Each Purchaser hereby agrees not to make any sale of the Securities without effectively causing any applicable prospectus delivery requirement under the Securities Act to be satisfied.

                  (b) The Purchasers agree to the imprinting, so long as is required by this Section 4.1(b), of the following legend on any certificate evidencing Securities:

         NEITHER THESE SECURITIES NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS. NOTWITHSTANDING THE FOREGOING, THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE

         SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY SUCH SECURITIES.

Certificates evidencing Securities shall not be required to contain such legend or any other legend (i) while a Registration Statement covering the resale of such Securities is effective under the Securities Act, or (ii) following any sale of such Securities pursuant to Rule 144, or (iii) if such Securities are eligible for sale under Rule 144(k), or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the Staff of the Commission). The Company shall cause its counsel to issue the legal opinion included in the Transfer Agent Instructions to the Company's transfer agent on or promptly following the Effective Date but in no event greater than one Trading Day. Following the Effective Date or at such earlier time as a legend is no longer required for certain Securities, the Company will use commercially reasonable efforts to, no later than three Trading Days following the delivery by a Purchaser to the Company or the Company's transfer agent of a legended certificate representing such Securities (together with all information and certification in connection therewith as may be reasonably requested by the Company), deliver or cause to be delivered to such Purchaser a certificate representing such Securities that is free from all restrictive and other legends. The Company may not make any notation on its records or give instructions to any transfer agent of the Company that enlarge the restrictions on transfer set forth in this Section.

                  (c) The Company acknowledges and agrees that a Purchaser may from time to time pledge or grant a security interest in some or all of the Securities in connection with a bona fide margin agreement or other loan or financing arrangement secured by the Securities and, if required under the terms of such agreement, loan or arrangement, such Purchaser may transfer pledged or secured Securities to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of the pledgee, secured party or pledgor shall be required in connection therewith. Further, no notice shall be required of such pledge. At the appropriate Purchaser's expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Securities may reasonably request in connection with a pledge or transfer of the Securities, including the preparation and filing of any required prospectus supplement under Rule 424(b)(3) of the Securities Act or other applicable provision of the Securities Act to appropriately amend the list of selling stockholders thereunder.

         4.2 Furnishing of Information. As long as any Purchaser owns Securities, the Company covenants to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act. Upon the request of any Purchaser, the Company shall deliver to such Purchaser a written certification of a duly authorized officer as to whether it has complied with the preceding sentence. As long as any Purchaser owns Securities, if the Company is not required to file reports pursuant to such laws, it will prepare and furnish to the Purchasers and make publicly available in accordance with paragraph (c) of Rule 144 such information as is required for the Purchasers to sell the Securities under Rule 144. The Company further covenants that it will take such further action as any holder of Securities may reasonably request to satisfy the provisions of Rule 144 applicable to the issuer of securities relating to transactions for the sale of securities pursuant to Rule 144.

         4.3 Integration. The Company shall not, and shall use its commercially reasonable best efforts to ensure that no Affiliate of the Company shall, sell, offer for sale or solicit offers to buy or otherwise negotiate in respect of any security (as defined in Section 2 of the Securities Act) that would be integrated with the offer or sale of the Securities in a manner that would require the registration under the Securities Act of the sale of the Securities to the Purchasers or that would be integrated with the offer or sale of the Securities for purposes of the rules and regulations of any Trading Market.

         4.4 Reservation of Securities. The Company shall maintain a reserve from its duly authorized shares of Common Stock for issuance pursuant to the Transaction Documents in such amount as may be required to fulfill its obligations in full under the Transaction Documents. In the event that at any time the then authorized shares of Common Stock are insufficient for the Company to satisfy its obligations in full under the Transaction Documents, the Company shall promptly take such actions as may be required to increase the number of authorized shares. The Company shall in the time and manner required by its Trading Market, prepare and file with such Trading Market an additional shares listing application covering the number of shares of Common Stock issuable under the Transaction Documents and shall take all steps necessary to cause such shares of Common Stock to be approved for listing on its Trading Market as soon as possible.

         4.5 Subsequent Placements.

                  (a) From the date hereof until the Effective Date, the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Common Stock or Common Stock Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "SUBSEQUENT PLACEMENT").

                  (b) From the Effective Date until 30 Trading Days after the Effective Date (the "BLOCKOUT PERIOD"), the Company will not, directly or indirectly, effect any Subsequent Placement except as set forth in Section 4.5(e).

                  (c) The Blockout Period set forth in Section 4.5(b) above shall be extended for the number of Trading Days during such period in which (i) trading in the Common Stock is suspended by any Trading Market, (ii) the Registration Statement is not effective, or (iii) the prospectus included in the Registration Statement may not be used by the Purchasers for the resale of Registrable Securities thereunder.

                  (d) From the end of the Blockout Period until the one year anniversary thereof, the Company will not, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with this
Section 4.5(d).

                           (i) The Company shall deliver to each Purchaser a written notice (the "OFFER") of any proposed or intended issuance or sale or exchange of the securities being offered (the "OFFERED SECURITIES") in a Subsequent Placement, which Offer shall (x) identify and describe the Offered Securities, (y) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, and (z) offer to issue and sell to or exchange with each Purchaser (A) a pro rata portion of the Offered Securities based on such Purchaser's pro rata portion of the aggregate purchase price paid by the Purchasers for all of the Shares purchased hereunder, subject only to similar participation rights of other equity holders in the Company outstanding on the date hereof (the "BASIC AMOUNT"), and (B) with respect to each Purchaser that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Purchasers as such Purchaser shall indicate it will purchase or acquire should the other Purchasers subscribe for less than their Basic Amounts (the "UNDERSUBSCRIPTION AMOUNT").

                           (ii) To accept an Offer, in whole or in part, a Purchaser must deliver a written notice to the Company prior to the end of the three (3) Trading Day period of the Offer, setting forth the portion of the Purchaser's Basic Amount that such Purchaser elects to purchase and, if such Purchaser shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Purchaser elects to purchase (in either case, the "NOTICE OF ACCEPTANCE"). If the Basic Amounts subscribed for by all Purchasers are less than the total of all of the Basic Amounts, then each Purchaser who has set forth an Undersubcription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts -------- ------- subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "AVAILABLE UNDERSUBSCRIPTION AMOUNT"), each Purchaser who has subscribed for any Undersubscription Amount shall be entitled to purchase on that portion of the Available Undersubscription Amount as the Basic Amount of such Purchaser bears to the total Basic Amounts of all Purchasers that have subscribed for Undersubscription Amounts, subject to rounding by the Board of Directors to the extent its deems reasonably necessary.

                           (iii) If the Purchasers shall, in accordance with clause (ii) of this Section 4.5(d) elect to purchase all, but not less than all of the Offered Securities on the terms set forth in the Offer, then the Company and the Purchasers shall negotiate definitive agreements related thereto, and the Company shall not offer the Offered Securities to any other Person, for a period of not less than thirty
         (30) days. The purchase by the Purchasers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Purchasers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Purchasers and their respective counsel.

                           (iv) If the Purchasers shall not have elected to purchase all of the Offered Securities pursuant to clause (ii) of this
         Section 4.5(d), or the Company and the Purchasers (notwithstanding the Company's good faith efforts to do so) are not able to agree on definitive agreements regarding such purchase, then the Company shall have sixty (60) calendar days from the expiration of the period set forth in Section 4.5(d)(ii) above to enter into definitive agreements to issue, sell or exchange all of such Offered Securities to any person, provided that the terms of such transactions shall be no less favorable to the Company (as determined in the reasonable judgment of the Board of Directors of the Company) than as set forth in the Offer ("THIRD PARTY OFFERING"); provided, however, upon the completion of definitive documents for the Third Party Offering and at -------- ------- least 5 Trading Days prior to the closing thereof, the Company shall re-offer to the Purchasers the right to participate in the Third Party Offering up to an amount equal to the aggregate purchase price of the Third Party Offering multiplied by the fraction equal to the number of Shares and Warrant Shares (exercised and unexercised, ignoring any limitations on exercise therein for purposes of such calculation) divided by the Company's outstanding Common Stock on a fully diluted basis. Such Offer shall otherwise be made pursuant to the terms of Sections 4.5(d)(i) and 5.4(d)(ii), including each Purchaser's right to any Available Undersubscription Amount (in respect of the securities offered to Purchasers pursuant to this clause (v)) and, in addition to the information required pursuant o Section 4.5(d)(i), the Company shall identify the Persons or entities to which or with which the Offered Securities are to be offered, issued, sold or exchanged.

                           (v) Any Offered Securities not acquired by the Purchasers or other persons in accordance with Section 4.5(d)(iv) above may not be issued, sold or exchanged until they are again offered to the Purchasers under the procedures specified in this Agreement.

                  (e) The restrictions contained in this Section 4.5 shall not apply to Excluded Stock.

         4.6 Securities Laws Disclosure; Publicity. The Company shall, on or before 8:30 a.m., New York City time on June 10, 2004, issue a press release reasonably acceptable to Purchaser Counsel disclosing all material terms of the transactions contemplated hereby. On the Closing Date, the Company shall file a Current Report on Form 6-K with the Commission (the "6-K FILING") describing the terms of the transactions contemplated by the Transaction Documents, in the form required by the Exchange Act. Thereafter, the Company shall timely file any filings and notices required by the Commission or applicable law with respect to the transactions contemplated hereby and provide copies thereof to the Purchasers promptly after filing. Except with respect to the 6-K Filing and the press release referenced above, a copy of which will be provided to the Purchasers for their review as early as practicable prior to filing), the Company shall, at least two Trading Days prior to the filing or dissemination of any disclosure required by this paragraph, provide a copy thereof to the Purchasers and Purchaser Counsel for their review. The Company and the Purchasers shall consult with each other in issuing any press releases or otherwise making public statements or filings and other communications with the Commission or any regulatory agency or Trading Market with respect to the transactions contemplated hereby, and neither party shall issue any such press release or otherwise make any such public statement, filing or other communication without the prior consent of the other party, except if such disclosure is required by law, in which case the disclosing party shall promptly provide the other party with prior notice of such public statement, filing or other communication. Notwithstanding the foregoing, the Company shall not publicly disclose the name of any Purchaser, or include the name of any Purchaser in any filing with the Commission or any regulatory agency or Trading Market, without the prior written consent of such Purchaser, except to the extent such disclosure (but not any disclosure as to the controlling Persons thereof) is required by law or Trading Market regulations, in which case the Company shall provide the Purchasers with prior notice of such disclosure. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents not to, provide any Purchaser with any material nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 6-K Filing without the express written consent of such Purchaser. In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, a Purchaser shall have the right to cause the Company to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material nonpublic information without the prior approval by the Company, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. Subject to the foregoing, neither the Company nor any Purchaser shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Purchaser, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause
(i) each Purchaser shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release, provided further that if a Purchaser does not approve any such press release or other public disclosure within 24 hours of receipt thereof, such Purchaser shall be deemed to have provided consent). Each press release disseminated during the 12 months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

         4.7 Use of Proceeds. Except as set forth on Schedule 4.7, the Company shall use the net proceeds from the sale of the Securities hereunder for working capital purposes and not (i) for the satisfaction of any portion of the Company's debt (other than payment of trade payables and accrued expenses in the ordinary course of the Company's business and consistent with prior practices),
(ii) to redeem any Company equity or equity-equivalent securities, or (iii) to settle any outstanding litigation.

         4.8 Reimbursement. If any Purchaser or any of its Affiliates or any officer, director, partner, controlling Person, employee or agent of a Purchaser or any of its Affiliates (a "RELATED PERSON") becomes involved in any capacity in any Proceeding brought by or against any Person in connection with or as a result of the transactions contemplated by the Transaction Documents, the Company will indemnify and hold harmless such Purchaser or Related Person for its reasonable legal and other expenses (including the costs of any investigation, preparation and travel) and for any Losses incurred in connection therewith, as such expenses or Losses are incurred, excluding only Losses that result directly from such Purchaser's or Related Person's negligence or willful misconduct or a breach by a Purchaser of the representations, warranties or covenants of such Purchaser as set forth in Section 3.2 of this Agreement (other than Section 3.2(f)). In addition, the Company shall indemnify and hold harmless each Purchaser and Related Person from and against any and all Losses, as incurred, arising out of or relating to any breach by the Company of any of the representations, warranties or covenants made by the Company in this Agreement or any other Transaction Document, or any allegation by a third party that, if true, would constitute such a breach. The conduct of any Proceedings for which indemnification is available under this paragraph shall be governed by Section 6.4(c) below. The indemnification obligations of the Company under this paragraph shall be in addition to any liability that the Company may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Purchasers and any such Related Persons. If the Company breaches its obligations under any Transaction Document, then, in addition to any other liabilities the Company may have under any Transaction Document or applicable law, the Company shall pay or reimburse the Purchasers on demand for all costs of collection and enforcement (including reasonable attorneys fees and expenses). Without limiting the generality of the foregoing, the Company specifically agrees to reimburse the Purchasers on demand for all costs of enforcing the indemnification obligations in this paragraph.

         4.9 Shareholder Approval. The Company shall seek, and use commercially reasonable efforts to obtain, on before the date that is the 90th day following the date of this Agreement, shareholder approval of the transactions contemplated hereby, which approval shall meet the requirements of Nasdaq's Rule 4350(i) of Nasdaq set forth in the NASD Manual (the "SHAREHOLDER APPROVAL"). The Company shall use commercially reasonable efforts to call a meeting of shareholders (the "SHAREHOLDER MEETING") to be held within 75 days after the date of this Agreement. The Company shall mail and distribute its proxy materials for the Shareholder Meeting to its shareholders at least 30 days prior to the date of the Shareholder Meeting, shall actively solicit proxies to vote on the matters submitted for approval. The Company shall provide the Purchasers an opportunity to review and comment on such proxy materials by providing (which may be by e-mail) copies of such proxy materials and any preliminary proxy materials to the Purchasers a reasonable period of time prior to their distribution to shareholders of the Company (the Company shall redact any material non-public information contained in the Proxy). The Company shall provide the Purchasers (which may be by e-mail) copies of all correspondence from any regulatory authority concerning the proxy materials for the Shareholder Meeting promptly after the same is sent or received by the Company. The Company shall furnish to the Purchasers and Purchaser Counsel (which may be by e-mail) a copy of its definitive proxy materials for the Shareholder Meeting and any amendments or supplements thereto promptly after the same are first used, mailed to shareholders and shall inform the Purchasers of any adjournment of the Shareholder Meeting and shall report the result of the vote of shareholders on such proposition at the conclusion of the Shareholder Meeting.

         4.10 Trading Restrictions. Each Purchaser agrees that beginning on the date hereof until the earlier to occur of (a) 90 days from the Closing Date and
(b) the effective date of the Registration Statement to be filed in connection with the sale of the Company Shares, it will not enter into any Short Sales. For purposes of this Section 3.2(f), a "SHORT SALE" by a Purchaser means a sale of Common Stock that is marked as a short sale or has the effect of a short sale and that is executed at a time when such Purchaser has no equivalent offsetting long position in the Common Stock. For purposes of determining whether a Purchaser has an equivalent offsetting long position in the Common Stock, all Common Stock and all Common Stock that would be issuable upon conversion or exercise in full of all Options then held by such Purchaser (assuming that such

Options were then fully convertible or exercisable, notwithstanding any provisions to the contrary, and giving effect to any conversion or exercise price adjustments scheduled to take effect in the future) shall be deemed to be held long by such Purchaser.

                                   ARTICLE V
                                   CONDITIONS

         5.1 Conditions Precedent to the Obligations of the Purchasers. The obligation of each Purchaser to acquire Securities at the Closing is subject to the satisfaction or waiver by such Purchaser, at or before the Closing, of each of the following conditions:

                  (a) Representations and Warranties. The representations and warranties of the Company contained herein shall be true and correct in all material respects as of the date when made and as of the Closing as though made on and as of such date;

                  (b) Performance. The Company and each other Purchaser shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by it at or prior to the Closing;

                  (c) Shareholder Approval. The Shareholder Approval Condition shall have been satisfied;

                  (d) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents;

                  (e) Adverse Changes. Since the date of execution of this Agreement, no event or series of events shall have occurred that reasonably would be expected to have or result in a Material Adverse Effect;

                  (f) Consents. Each of the consents listed on Schedule 5.1(f) shall have been obtained; and

                  (g) No Suspensions of Trading in Common Stock; Listing. Trading in the Common Stock shall not have been suspended by the Commission or any Trading Market (except for any suspensions of trading of not more than three Trading Days (whether or not consecutive) solely to permit dissemination of material information regarding the Company) at any time since the date of execution of this Agreement, and the Common Stock shall have been at all times since such date listed for trading on an Eligible Market.

         5.2 Conditions Precedent to the Obligations of the Company. The obligation of the Company to sell Securities at the Closing is subject to the satisfaction or waiver by the Company, at or before the Closing, of each of the following conditions:

                  (a) Representations and Warranties. The representations and warranties of the Purchasers contained herein shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made on and as of such date;

                  (b) Performance. The Purchasers shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Purchasers at or prior to the Closing;

                  (c) Shareholder Approval. The Shareholder Approval Condition shall have been satisfied;

                  (d) Consents. Each of the consents listed on Schedule 5.2(f) shall have been obtained; and

                  (e) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction that prohibits the consummation of any of the transactions contemplated by the Transaction Documents.

                                   ARTICLE VI
                               REGISTRATION RIGHTS

         6.1 Registration

                  (a) As promptly as possible, and in any event on or prior to the Filing Date, the Company shall prepare and file with the Commission a Registration Statement covering the resale of all Registrable Securities for an offering to be made on a continuous basis pursuant to Rule 415. The Registration Statement shall be on Form F-3 (except if the Company is not then eligible to register for resale the Registrable Securities on Form F-3, in which case such registration shall be on another appropriate form in accordance herewith as the Purchasers may consent) and shall contain (except if otherwise directed by the Purchasers) the "Plan of Distribution" attached hereto as Exhibit C.

                  (b) The Company shall use commercially reasonable efforts to cause the Registration Statement to be declared effective by the Commission as promptly as possible after the filing thereof, but in any event prior to the Required Effectiveness Date, and to keep the Registration Statement continuously effective under the Securities Act until the fifth anniversary of the Effective Date or such earlier date when all Registrable Securities covered by such Registration Statement have been sold pursuant thereto (the "EFFECTIVENESS PERIOD").

                  (c) The Company shall notify each Purchaser in writing promptly (and in any event within one Trading Day) after receiving notification from the Commission that the Registration Statement has been declared effective.

                  (d) If: (i) any Registration Statement is not filed on or prior to the Filing Date, or (ii) the-Company fails to file with the Commission a request for acceleration in accordance with Rule 461 promulgated under the

Securities Act, within five Trading Days after the date that the Company is notified (orally or in writing, whichever is earlier) by the Commission that a Registration Statement will not be "reviewed," or will not be subject to further review, or (iii) a Registration Statement filed hereunder is not declared effective by the Commission by the Required Effectiveness Date, or (iv) after a Registration Statement is filed with and declared effective by the Commission, such Registration Statement ceases to be effective as to all Registrable Securities to which it is required to relate at any time prior to the expiration of the Effectiveness Period without being succeeded within 10 Trading Days by an amendment to such Registration Statement or by a subsequent Registration Statement filed with and declared effective by the Commission, or (v) an amendment to a Registration Statement is not filed by the Company with the Commission within ten Trading Days after the Commission's having notified the Company that such amendment is required in order for such Registration Statement to be declared effective or (vi) the Common Stock is not listed or quoted, or is suspended from trading on the Nasdaq Small Cap Market for a period of three Trading Days (which need not be consecutive Trading Days) (any such failure or breach being referred to as an "Event," and for purposes of clause (i) or (iv) the date on which such Event occurs, or for purposes of clause (ii) the date on which such five Trading Day period is exceeded, or for purposes of clauses
(iii), (v) or (vi) the date which such ten Trading Day-period is exceeded, or for purposes of clause (vii) the date on which such three Trading Day period is exceeded, being referred to as "`EVENT DATE"), then: on each such Event Date and on each monthly anniversary of the Event Date thereafter (if the applicable Event shall not have been cured by such date) until the earlier of (A) the date on which the applicable Event is cured or (B) the second anniversary of the Event Date, the Company shall pay to each Purchaser an amount in cash, as partial liquidated damages and not as a penalty, equal to 1% of the aggregate purchase price paid by such Purchaser pursuant to the Purchase Agreement. Such payments shall be in partial compensation to the Purchasers and shall not constitute the Purchaser's exclusive remedy for such events. If the Company fails to pay any liquidated damages pursuant to this Section in full within seven days after the date payable, the Company will pay interest thereon at a rate of 18% per annum (or such lesser maximum amount that is permitted to be paid by applicable law) to the Purchaser, accruing daily from the date such liquidated damages are due until such amounts, plus all such interest thereon, are paid in full.

                  (e) Except as set forth on Schedule 6.1(e), the Company shall not, prior to the Effective Date of the Registration Statement, prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others (other than as contemplated in the Transaction Documents) under the Securities Act of any of its equity securities.

                  (f) If the Company issues to the Purchasers any Common Stock pursuant to the Transaction Documents that is not included in the initial Registration Statement, then the Company shall file an additional Registration Statement covering such number of shares of Common Stock on or prior to the Filing Date and shall use it best efforts, but in no event later than the Required Filing Date, to cause such additional Registration Statement to become effective by the Commission.

                  (g) Notwithstanding any provision in this Agreement to the contrary, following the 30th Trading Day following the Effective Date, the Company's obligations hereunder to file, achieve effectiveness of, or maintain effectiveness of a registration statement continuously in effect under the Securities Act shall be suspended and all penalties and other effects thereof hereunder shall not be applicable during any period (each such period, a "SUSPENSION PERIOD") if, in the good faith judgment of the Company's Board of Directors, it is advisable to suspend the use of the Prospectus included therein for a discrete period of time due to pending material corporate developments or similar material events that have not yet been publicly disclosed and as to which the Company believes that public disclosure would be prejudicial to the Company or its stockholders; provided, that the Registration Statement shall be suspended for a total of no more than two times or for a period of more than, in the aggregate, twenty (20) days in any twelve (12) month period. Immediately after the end of any Suspension Period under this Section 6.1(g), the Company shall take all actions necessary (including filing any required supplemental prospectus) to restore the effectiveness of the applicable Registration Statement and the ability of the Purchasers to publicly resell their Registrable Securities pursuant to such effective Registration Statement.

         6.2 Registration Procedures. In connection with the Company's registration obligations hereunder, the Company and the Purchasers, in respect of Section 6.2(m) hereof, shall:

                  (a) Not less than three Trading Days prior to the filing of a Registration Statement or any related Prospectus or any amendment or supplement thereto (including any document that would be incorporated or deemed to be incorporated therein by reference), the Company shall (i) furnish to each Purchaser and any counsel designated by any Purchaser ( each a "Purchaser Counsel", and Vertical Ventures, LLC has initially designated Feldman Weinstein LLP as their Purchaser Counsel) copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the review of such Purchasers and Purchaser Counsel, and (ii) cause its officers and directors, counsel and independent certified public accountants to respond to such reasonable inquiries as shall be necessary, in the reasonable opinion of respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act. The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which Purchasers holding a majority of the Registrable Securities shall reasonably object, provided that in the event any Purchaser objects to the substance of the Registration Statement, the Company shall file such Registration Statement within three Trading Days of receiving consent to the filing of such Registration Statement by the Purchasers holding a majority of the Registrable Securities.

                  (b) (i) Prepare and file with the Commission such amendments, including post-effective amendments, to each Registration Statement and the Prospectus used in connection therewith as may be necessary to keep the Registration Statement continuously effective as to the applicable Registrable Securities for the Effectiveness Period and prepare and file with the Commission such additional Registration Statements in order to register for resale under the Securities Act all of the Registrable Securities; (ii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement, and as so supplemented or amended to be filed pursuant to Rule 424; (iii) respond as promptly as reasonably possible , and in any event within ten days, to any comments received from the Commission with respect to the Registration Statement or any amendment thereto and as promptly as reasonably practicable provide the Purchasers true and complete copies of all correspondence from and to the Commission relating to the Registration Statement; and (iv) comply in all material respects with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Registrable Securities covered by the Registration Statement during the applicable period in accordance with the intended methods of disposition by the Purchasers thereof set forth in the Registration Statement as so amended or in such Prospectus as so supplemented.

                  (c) Notify the Purchasers and Purchaser Counsel reasonably promptly, and (if requested by any such Person) confirm such notice in writing no later than one Trading Day thereafter, of any of the following events: (i) the Commission notifies the Company whether there will be a "review" of any Registration Statement; (ii) the Commission comments in writing on any Registration Statement (in which case the Company shall deliver to each Purchaser a copy of such comments and of all written responses thereto); (iii) any Registration Statement or any post-effective amendment is declared effective; (iv) the Commission or any other Federal or state governmental authority requests any amendment or supplement to any Registration Statement or Prospectus or requests additional information related thereto; (v) the Commission issues any stop order suspending the effectiveness of any Registration Statement or initiates any Proceedings for that purpose; (vi) the Company receives notice of any suspension of the qualification or exemption from qualification of any Registrable Securities for sale in any jurisdiction, or the initiation or threat of any Proceeding for such purpose; or (vii) the financial statements included in any Registration Statement become ineligible for inclusion therein or any statement made in any Registration Statement or Prospectus or any document incorporated or deemed to be incorporated therein by reference is untrue in any material respect or any revision to a Registration Statement, Prospectus or other document is required so that it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                  (d) Use commercially reasonable efforts to avoid the issuance of or, if issued, obtain the withdrawal of (i) any order suspending the effectiveness of any Registration Statement, or (ii) any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction, as soon as possible.

                  (e) Furnish to each Purchaser and Purchaser Counsel, without charge, at least one copy of each Registration Statement and each amendment thereto, including financial statements and schedules, all documents incorporated or deemed to be incorporated therein by reference, and all exhibits to the extent requested by such Person (including those previously furnished or incorporated by reference) promptly after the filing of such documents with the Commission.

                  (f) Promptly deliver to each Purchaser and Purchaser Counsel, without charge, as many copies of the Prospectus or Prospectuses (including each form of prospectus) and each amendment or supplement thereto as such Persons may reasonably request. The Company hereby consents to the use of such Prospectus and each amendment or supplement thereto by each of the selling Purchasers in connection with the offering and sale of the Registrable Securities covered by such Prospectus and any amendment or supplement thereto.

                  (g) (i) In the time and manner required by each Trading Market, prepare and file with such Trading Market an additional shares listing application covering all of the Registrable Securities; (ii) use commercially reasonable efforts to cause such Registrable Securities to be approved for listing on each Trading Market as soon as possible thereafter; (iii) provide to the Purchasers evidence of such listing; and (iv) use commercially reasonable efforts to maintain the listing of such Registrable Securities on each such Trading Market or another Eligible Market.

                  (h) Prior to any public offering of Registrable Securities, use commercially reasonable efforts to register or qualify or cooperate with the selling Purchasers and each applicable Purchaser Counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities for offer and sale under the securities or Blue Sky laws of such jurisdictions within the United States as any Purchaser reasonably requests in writing, to keep each such registration or qualification (or exemption therefrom) effective during the Effectiveness Period and to do any and all other acts or things necessary or advisable to enable the disposition in such jurisdictions of the Registrable Securities covered by a Registration Statement.

                  (i) Cooperate with the Purchasers to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be delivered to a transferee pursuant to a Registration Statement, which certificates shall be free, to the extent permitted by this Agreement, of all restrictive legends, and to enable such Registrable Securities to be in such denominations and registered in such names as any such Purchasers may request.

                  (j) Upon the occurrence of any event described in Section 6.2(c)(vii), as promptly as reasonably possible, prepare a supplement or amendment, including a post-effective amendment, to the Registration Statement or a supplement to the related Prospectus or any document incorporated or deemed to be incorporated therein by reference, and file any other required document so that, as thereafter delivered, neither the Registration Statement nor such Prospectus will contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

                  (k) Reasonably cooperate with any reasonable due diligence investigation undertaken by the Purchasers in connection with the sale of Registrable Securities, including, without limitation, by making available any documents and information; provided that the Company will not deliver or make available to any Purchaser material, nonpublic information unless such Purchaser specifically requests in advance to receive material, nonpublic information in writing.

                  (l) Comply with all applicable rules and regulations of the Commission.

                  (m) Complete a questionnaire (in customary form) and to provide such additional information and assistance as shall be reasonably requested by the Company in order to effect registration of the Securities to be purchased by such Purchaser hereunder.

         6.3 Registration Expenses. The Company shall pay (or reimburse the Purchasers for) all fees and expenses incident to the performance of or compliance with this Agreement by the Company, including without limitation (a) all registration and filing fees and expenses, including without limitation those related to filings with the Commission, any Trading Market and in connection with applicable state securities or Blue Sky laws, (b) printing expenses (including without limitation expenses of printing certificates for Registrable Securities and of printing prospectuses requested by the Purchasers), (c) messenger, telephone and delivery expenses, (d) fees and disbursements of counsel for the Company, (e) fees and expenses of all other Persons retained by the Company in connection with the consummation of the transactions contemplated by this Agreement, and (f) all listing fees to be paid by the Company to the Trading Market.

         6.4 Indemnification

                  (a) Indemnification by the Company. The Company shall, notwithstanding any termination of this Agreement, indemnify and hold harmless each Purchaser, the officers, directors, partners, members, agents, Affiliated investment advisors and employees of each of them, each Person who controls any such Purchaser (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, partners, members, agents and employees of each such controlling Person, to the fullest extent permitted by applicable law, from and against any and all Losses, as incurred, arising out of or relating to any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any Prospectus or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading, except to the extent, but only to the extent, that (i) such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding such Purchaser furnished in writing to the Company by such Purchaser expressly for use therein, or to the extent that such information relates to such Purchaser or such Purchaser's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Purchaser expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (ii) in the case of an occurrence of an event of the type specified in Section 6.2(c)(v)-(vii), the use by such Purchaser of an outdated or defective Prospectus after the Company has notified such Purchaser in writing that the Prospectus is outdated or defective and prior to the receipt by such Purchaser of the Advice contemplated in Section 6.5. The Company shall notify the Purchasers promptly of the institution, threat or assertion of any Proceeding of which the Company is aware in connection with the transactions contemplated by this Agreement.

                  (b) Indemnification by Purchasers. Each Purchaser shall, severally and not jointly, indemnify and hold harmless the Company, its directors, officers, agents and employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling Persons, to the fullest extent permitted by applicable law, from and against all Losses arising solely out of any untrue statement of a material fact contained in the Registration Statement, any Prospectus, or any form of prospectus, or in any amendment or supplement thereto, or arising solely out of any omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any Prospectus or form of prospectus or supplement thereto, in the light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statement or omission is contained in any information so furnished in writing by such Purchaser to the Company specifically for inclusion in such Registration Statement or such Prospectus or to the extent that (i) such untrue statements or omissions are based upon information regarding such Purchaser furnished in writing to the Company by such Purchaser expressly for use therein, or to the extent that such information relates to such Purchaser or such Purchaser's proposed method of distribution of Registrable Securities and was reviewed and expressly approved in writing by such Purchaser expressly for use in the Registration Statement, such Prospectus or such form of Prospectus or in any amendment or supplement thereto or (ii) in the case of an occurrence of an event of the type specified in Section 6.2(c)(v)-(vii), the use by such Purchaser of an outdated or defective Prospectus after the Company has notified such Purchaser in writing that the Prospectus is outdated or defective and prior to the receipt by such Purchaser of the Advice contemplated in Section 6.5. In no event shall the liability of any selling Purchaser hereunder be greater in amount than the dollar amount of the net proceeds received by such Purchaser upon the sale of the Registrable Securities giving rise to such indemnification obligation.

                  (c) Conduct of Indemnification Proceedings. If any Proceeding shall be brought or asserted against any Person entitled to indemnity hereunder (an "INDEMNIFIED PARTY"), such Indemnified Party shall promptly notify the Person from whom indemnity is sought (the "INDEMNIFYING PARTY") in writing, and the Indemnifying Party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of all fees and expenses incurred in connection with defense thereof; provided, that the failure of any Indemnified Party to give such notice shall not relieve the Indemnifying Party of its obligations or liabilities pursuant to this Agreement, except (and only) to the extent that it shall be finally determined by a court of competent jurisdiction (which determination is not subject to appeal or further review) that such failure shall have proximately and materially adversely prejudiced the Indemnifying Party.

                  An Indemnified Party shall have the right to employ separate counsel in any such Proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party or Parties unless: (i) the Indemnifying Party has agreed in writing to pay such fees and expenses; or (ii) the Indemnifying Party shall have failed promptly to assume the defense of such Proceeding and to employ counsel reasonably satisfactory to such Indemnified Party in any such Proceeding; or
(iii) the named parties to any such Proceeding (including any impleaded parties) include both such Indemnified Party and the Indemnifying Party, and such Indemnified Party shall have been advised by counsel that a conflict of interest is likely to exist if the same counsel were to represent such Indemnified Party and the Indemnifying Party (in which case, if such Indemnified Party notifies the Indemnifying Party in writing that it elects to employ separate counsel at the expense of the Indemnifying Party, the Indemnifying Party shall not have the right to assume the defense thereof and such counsel shall be at the expense of the Indemnifying Party, provided, the Indemnifying Party shall only be required to pay the reasonable fees and expenses of one separate counsel). The Indemnifying Party shall not be liable for any settlement of any such Proceeding effected without its written consent, which consent shall not be unreasonably withheld. No Indemnifying Party shall, without the prior written consent of the

Indemnified Party, effect any settlement of any pending Proceeding in respect of which any Indemnified Party is a party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Proceeding.

                  (d) Contribution. If a claim for indemnification under Section 6.4(a) or (b) is unavailable to an Indemnified Party (by reason of public policy or otherwise), then each Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and Indemnified Party in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission of a material fact, has been taken or made by, or relates to information supplied by, such Indemnifying Party or Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include, subject to the limitations set forth in Section 6.4(c), any reasonable attorneys' or other reasonable fees or expenses incurred by such party in connection with any Proceeding to the extent such party would have been indemnified for such fees or expenses if the indemnification provided for in this Section was available to such party in accordance with its terms.

                  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 6.4(d) were determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 6.4(d), no Purchaser shall be required to contribute, in the aggregate, any amount in excess of the amount by which the proceeds actually received by such Purchaser from the sale of the Registrable Securities subject to the Proceeding exceeds the amount of any damages that such Purchaser has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                  The indemnity and contribution agreements contained in this Section are in addition to any liability that the Indemnifying Parties may have to the Indemnified Parties.

         6.5 Dispositions. Each Purchaser agrees that it will comply with the prospectus delivery requirements of the Securities Act as applicable to it in connection with sales of Registrable Securities pursuant to the Registration Statement. Each Purchaser further agrees that, upon receipt of a notice from the Company of the occurrence of any event of the kind described in Sections 6.2(c)(v), (vi) or (vii), such Purchaser will discontinue disposition of such Registrable Securities under the Registration Statement until such Purchaser's receipt of the copies of the supplemented Prospectus and/or amended Registration Statement contemplated by Section 6.2(j), or until it is advised in writing (the "ADVICE") by the Company that the use of the applicable Prospectus may be resumed, and, in either case, has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such Prospectus or Registration Statement. The Company may provide appropriate stop orders to enforce the provisions of this paragraph.

         6.6 No Piggyback on Registrations. Except as set forth on Schedule 6.6, neither the Company nor any of its security holders (other than the Purchasers in such capacity pursuant hereto) may include securities of the Company in the Registration Statement other than the Registrable Securities, and the Company shall not after the date hereof enter into any agreement providing any such right to any of its security holders.

         6.7 Piggy-Back Registrations. If at any time during the Effectiveness Period there is not an effective Registration Statement covering all of the Registrable Securities and the Company shall determine to prepare and file with the Commission a registration statement relating to an offering for its own account or the account of others under the Securities Act of any of its equity securities, other than on Form F-4 or Form S-8 (each as promulgated under the Securities Act) or their then equivalents relating to equity securities to be issued solely in connection with any acquisition of any entity or business or equity securities issuable in connection with stock option or other employee benefit plans, then the Company shall send to each Purchaser written notice of such determination and if, within fifteen days after receipt of such notice, any such Purchaser shall so request in writing, the Company shall include in such registration statement all or any part of such Registrable Securities such Purchaser requests to be registered.

                                  ARTICLE VII
                                  MISCELLANEOUS

         7.1 Termination. This Agreement may be terminated by the Company or any Purchaser, by written notice to the other parties, if the Closing has not been consummated by the 91st Trading Day following the date of this Agreement; provided that no such termination will affect the right of any party to sue for any breach by the other party (or parties).

         7.2 Fees and Expenses. At the Closing, the Company shall pay to Vertical Ventures, LLC an aggregate of $30,000 for their legal fees and expenses incurred in connection with the preparation and negotiation of this Agreement, of which amount $10,000 has been previously paid by the Company. In lieu of the foregoing remaining payment, Vertical Ventures, LLC may retain such amount at the Closing. At the Closing, the Company shall pay to Tate Capital Partners Fund LLC ("TATE") an aggregate of up to $7,500 for their reasonable legal fees and expenses incurred in connection with the preparation and negotiation of this Agreement. In lieu of the foregoing remaining payment, Tate may retain up to such amount at the Closing. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement. The Company shall pay all transfer agent fees, stamp taxes and other taxes and duties levied in connection with the issuance of any Securities.

         7.3 Entire Agreement. The Transaction Documents, together with the Exhibits and Schedules thereto, contain the entire understanding of the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules. At or after the Closing, and without further consideration, the Company will execute and deliver to the Purchasers such further documents as may be reasonably requested in order to give practical effect to the intention of the parties under the Transaction Documents. Notwithstanding anything to the contrary herein, Securities may be assigned to any Person in connection with a bona fide margin account or other loan or financing arrangement secured by such Company Securities.

         7.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of (a) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 6:30 p.m. (local time of the recipient) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than 6:30 p.m. (local time of the recipient) on any Business Day, (c) the Business Day (or second Business Day in the case of a recipient outside the United States) following the date of deposit with a nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses and facsimile numbers for such notices and communications are those set forth on the signature pages hereof, or such other address or facsimile number as may be designated in writing hereafter, in the same manner, by any such Person.

         7.5 Amendments; Waivers. No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and each of the Purchasers or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter that relates exclusively to the rights of Purchasers under Article VI and that does not directly or indirectly affect the rights of other Purchasers may be given by Purchasers holding at least a majority of the Registrable Securities to which such waiver or consent relates.

         7.6 Construction. The headings herein are for convenience only, do not constitute a part of this Agreement and shall not be deemed to limit or affect any of the provisions hereof. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

         7.7 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors and permitted assigns. The Company may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchasers. Any Purchaser may assign its rights under this Agreement to any Person to whom such Purchaser (in accordance with the provisions hereof) assigns or transfers any Securities, provided such transferee agrees in writing to be bound, with respect to the transferred Securities, by the provisions hereof that apply to the "Purchasers." Notwithstanding anything to the contrary herein, Securities may be assigned to any Person in connection with a bona fide margin account or other loan or financing arrangement secured by such Securities.

         7.8 No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except that each Related Person is an intended third party beneficiary of Section 4.8 and each Indemnified Party is an intended third party beneficiary of Section 6.4 and (in each case) may enforce the provisions of such Sections directly against the parties with obligations thereunder.

         7.9 Governing Law; Venue; Waiver Of Jury Trial. all questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the laws of the state of new york. THE COMPANY AND PURCHASERS Hereby Irrevocably Submit To The Exclusive Jurisdiction Of The State And Federal Courts Sitting In The CITY OF NEW YORK, BOROUGH OF MANHATTAN For The Adjudication Of Any Dispute BROUGHT BY THE COMPANY OR ANY PURCHASER Hereunder, In Connection Herewith Or With Any Transaction Contemplated Hereby Or Discussed Herein (Including With Respect To The Enforcement Of Any Of The Transaction Documents), And Hereby Irrevocably Waive, And Agree Not To Assert In Any Suit, Action Or ProceedinG BROUGHT BY THE COMPANY OR ANY PURCHASER, Any Claim That It Is Not Personally Subject To The Jurisdiction Of Any Such Court, OR That Such Suit, Action Or Proceeding Is Improper. Each party Hereby Irrevocably Waives Personal Service Of Process And Consents To Process Being Served In Any Such Suit, Action Or Proceeding By Mailing A Copy Thereof Via Registered Or Certified Mail Or Overnight Delivery (With Evidence Of Delivery) To Such Party At The Address In Effect For Notices To It Under This Agreement And Agrees That Such Service Shall Constitute Good And Sufficient Service Of Process And Notice Thereof. Nothing Contained Herein Shall Be Deemed To Limit In Any Way Any Right To Serve Process In Any Manner Permitted By Law. The Company AND PURCHASERS Hereby Waive All Rights To A Trial By Jury.

         7.10 Survival. The representations, warranties, agreements and covenants contained herein shall survive the Closing and the delivery and/or exercise of the Securities, as applicable.

         7.11 Execution. This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

         7.12 Severability. If any provision of this Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

         7.13 Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Purchaser exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Purchaser may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

         7.14 Replacement of Securities. If any certificate or instrument evidencing any Securities is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation thereof, or in lieu of and substitution therefor, a new certificate or instrument, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity, if requested. The applicants for a new certificate or instrument under such circumstances shall also pay any reasonable third-party costs associated with the issuance of such replacement Securities.

         7.15 Remedies. In addition to being entitled to exercise all rights provided herein or granted by law, including recovery of damages but other than in respect of Events, each of the Purchasers and the Company will be entitled to specific performance under the Transaction Documents. The parties agree that monetary damages may not be adequate compensation for any loss incurred by reason of any breach of obligations described in the foregoing sentence and hereby agrees to waive in any action for specific performance of any such obligation the defense that a remedy at law would be adequate.

         7.16 Payment Set Aside. To the extent that the Company makes a payment or payments to any Purchaser hereunder or pursuant to the Warrants or any Purchaser enforces or exercises its rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company by a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

         7.17 Adjustments in Share Numbers and Prices. In the event of any stock split, subdivision, dividend or distribution payable in shares of Common Stock (or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly shares of Common Stock), combination or other similar recapitalization or event occurring after the date hereof, each reference in any Transaction Document to a number of shares or a price per share shall be amended to appropriately account for such event.

         7.18 Independent Nature of Purchasers' Obligations and Rights. The obligations of each Purchaser under any Transaction Document are several and not joint with the obligations of any other Purchaser, and no Purchaser shall be responsible in any way for the performance of the obligations of any other Purchaser under any Transaction Document. The decision of each Purchaser to purchase Securities pursuant to this Agreement has been made by such Purchaser independently of any other Purchaser and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or of the Subsidiary which may have been made or given by any other Purchaser or by any agent or employee of any other Purchaser, and no Purchaser or any of its agents or employees shall have any liability to any other Purchaser (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Transaction Document, and no action taken by any Purchaser pursuant thereto, shall be deemed to constitute the Purchasers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Purchasers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Document. The Company hereby confirms that it understands and agrees that the Purchasers are not acting as a "group" as that term is used in Section 13(d) of the Exchange Act. Each Purchaser acknowledges that no other Purchaser has acted as agent for such Purchaser in connection with making its investment hereunder and that no other Purchaser will be acting as agent of such Purchaser in connection with monitoring its investment hereunder. Each Purchaser shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement or out of the other Transaction Documents, and it shall not be necessary for any other Purchaser to be joined as an additional party in any proceeding for such purpose. Each Purchaser represents that it has been represented by its own separate legal counsel in its review and negotiations of this Agreement and the Transaction Documents and that Feldman Weinstein LLP represents only Vertical Ventures, LLC in connection with this Agreement and the Transaction Documents.


                           [Signature pages to follow]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.



                                    TOP IMAGE SYSTEMS LTD.



                                    By:     /s/ Ido Schechter
                                    Name:   Ido Schechter
                                    Title:  CEO

                                    Address for Notice:

                                    2 Habarzel Street
                                    Tel Aviv, Israel 69710
                                    Facsimile No.: 972.3.6442587
                                    Telephone No.:972.3.7679114
                                    Attn:  Ido Schechter



         With a copy to:            McDermott Will & Emery LLP
                                    50 Rockefeller Plaza
                                    New York, New York 10020-1605
                                    Facsimile No.: (212) 547-5444
                                    Telephone No.: (212) 547-5382
                                    Attn:  Dov Schwell


                                    [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK
                                      SIGNATURE PAGES FOR PURCHASERS FOLLOW]

                                    VERTICAL VENTURES, LLC



                                    By:     /s/ Joshua Silverman
                                    Name:    Joshua Silverman
                                    Title: Partner

                                    Number of Units: 474,683

                                    Warrant Shares: 237,342

                                    Address for Notice:

                                    Vertical Ventures, LLC
                                    641 Lexington Ave, 26th Floor
                                    New York, NY  10022
                                    Facsimile No.:  (212) 207-3452
                                    Telephone No.: (212) 974-3070
                                    Attn: Joshua Silverman

         With a copy to:            Robert Charron
                                    Feldman Weinstein LLP
                                    The Graybar Building
                                    420 Lexington Avenue
                                    New York, New York 10170-0002
                                    Telephone No: (212) 869-7000
                                    Facsimile No.: (212) 401 4741

                                    By:     /s/ Moshe Gerera
                                    Name:   Moshe Gerera

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:  03-5395500
                                    Telephone No.:  052-77530
                                      Attn:

                                    By:     /s/Jacob Kestenbaum
                                    Name:   Jacob Kestenbaum

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    PO Box 12085
                                    Industrial Zone
                                    Emek Hefer 38800
                                    Facsimile No.:  046222
                                    Telephone No.:  052-77530
                                    Attn:

                                    By:     /s/ Moti Berkovich
                                    Name:   Moti Berkovich

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:  02 5374103
                                    Telephone No.:  02 5374101
                                      Attn:

                                    By:     /s/ Jacob Rogovin
                                    Name:   Jacob Rogovin

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:
                                    Telephone No.:
                                      Attn:

                                    By:     /s/ Joshua Levinberg
                                    Name:   Joshua Levinberg

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:
                                    Telephone No.:
                                      Attn:

                                    By:     /s/ Amiram Levinberg
                                    Name:   Amiram Levinberg

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:
                                    Telephone No.:
                                      Attn:

                                    By:     /s/ Ran Ben Shalom
                                    Name:   Ran Ben Shalom

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:
                                    Telephone No.:
                                      Attn:

                                    By:     /s/ Chani Rona
                                    Name:   Chani Rona

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:
                                    Telephone No.:
                                      Attn:

                                    ZETO INVESTMENTS, LTD.

                                    By:     /s/ Oded Unger
                                    Name:   Oded Unger

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:
                                    5, Tarphon Street
                                    Bnei-Brak 51420
                                    Israel
                                    Facsimile No.:  0-6190723
                                    Telephone No.:  0-5702045
                                    Attn:  Oded Unger

                                    OMEGA TRADING SA

                                    By:     /s/ Avi Shaked
                                    Name:   Avi Shaked
                                    Title:

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:  44 870 763 0093
                                    Telephone No.:  371 9 250 750
                                    Attn:  Avi Shaked

                                    APPLETEC LTD.

                                    By:     /s/ Aaron Applebaum
                                    Name:   Aaron Applebaum
                                    Title:  General Manager

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:
                                    Telephone No.:
                                      Attn:

                                    KESTRAL S.A.

                                    By:     /s/
                                      Name:
                                    Title:

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:
                                    Telephone No.:
                                    Attn:
                                    E.S.D. Ltd.

                                    By:     /s/
                                      Name:
                                    Title:

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:
                                    Telephone No.:
                                      Attn:

                                    IBI--ISRAELI BROKERAGE & INVESTORS LTD.

                                    By:     /s/
                                      Name:
                                    Title:

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:
                                    Telephone No.:
                                      Attn:

                                    GACHELET INV. LTD.

                                    By:     /s/
                                      Name:
                                    Title:

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:
                                    Telephone No.:
                                      Attn:

                                    D. TOMBAY LTD.

                                    By:     /s/
                                      Name:
                                    Title:

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Facsimile No.:
                                    Telephone No.:
                                      Attn:

                                    OMICRON MASTER TRUST

                                    By:     /s/ Bruce Bernstein
                                    Name:   Bruce Bernstein
                                    Title:  Managing Partner

                                    Number of Units: 158,228

                                    Warrant Shares:           79,114

                                    Address for Notice:

                                    810 Seventh Avenue, 39th Floor
                                    New York, New York 10019
                                    Facsimile No.:  212 803 5269
                                    Telephone No.:  212 803 5263
                                    Attn:  Brian Daly

                                    TATE CAPITAL PARTNERS, LLC

                                    By:     /s/ Frank McEvoy
                                    Name:   Frank McEvoy
                                    Title:  General Partner

                                    Number of Units: [                 ]

                                    Warrant Shares:  [                 ]

                                    Address for Notice:

                                    Tate Capital Partners, LLC
                                    3600 Minnesota Drive, Suite 525
                                    Minneapolis, MN 55435
                                    Facsimile No.:  952 842 0186
                                    Telephone No.:  952 842 0184
                                    Attn:  Conrad Leifur

                                    SMITHFIELD FIDUCIARY LLC

                                    By:     /s/ Adam J. Chill
                                    Name:   Adam J. Chill
                                    Title:  Authorized Signatory

                                    Number of Units: 158,228

                                    Warrant Shares:           79,114

                                    Address for Notice:

                                    c/o Highbridge Capital Management, LLC
                                    9 West 57th Street, 27th Floor
                                    New York, New York 10019
                                    Facsimile No.:  212 751-0755
                                    Telephone No.:  212 287-4720
                                    Attn:  Ari J. Storch/Adam J. Chill


                                    WFG SELECT TECHNOLOGY OVERSEAS FUND

                                    By:     /s/ Benjamin James Taylor
                                    Name: Benjamin James Taylor
                                    Title:  Managing Director

                                    Number of Units: 290,680

                                    Warrant Shares:   145,340

                                    Address for Notice:

                                    c/o Weiss, Peck & Greer
                                    590 Madison Avenue
                                    New York, New York 10022
                                    Facsimile No.:  212 812-7452
                                    Telephone No.:  212 484-6667
                                    Attn: Adam Rothstein

Exhibits:
--------

A        Form of Warrant
B        Opinion of Company Counsel
C        Plan of Distribution
D        Transfer Agent Instructions
E        Form of Escrow Agreement
F        Voting Agreement